SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      Flemington Pharmaceutical Corporation
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    339280109
                                    ---------
                                 (CUSIP Number)

                           Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 12, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

Check the following box if a fee is being paid with this Statement:


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

CUSIP NO. 339280109            SCHEDULE 13D                   Page  of  Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO (see Items 3 below)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        8,000,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            8,000,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               8,000,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        8,000,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,000,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

            (a)   Common Stock, $.001 par value ("Shares")

                  31 State Highway 12
                  Flemington, New Jersey  08822
                  Phone: (908) 782-3431
                  Fax: (908) 782-2445

Item 2.     Identity and Background.

            Names of Persons Filing:

            (a) This statement is filed on behalf of Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" ort, the "Reporting Party").

            (b) Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019.

            (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager.

            (e) Dr. Rosenwald has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (f) Dr. Rosenwald has not been, during the five years prior to the date hereof, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (g)   Dr. Rosenwald is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

                  Pursuant to a Common Stock and Warrant Purchase Agreement entered into among the Issuer and the Dr. Rosenwald on December 12, 2001 (the "Purchase Agreement"), for aggregate proceeds of $3,000,000 purchased (a) 4,000,000 shares of Common Stock of the Issuer and (b) warrants to purchase 4,000,000 shares of Common Stock of the Issuer at an exercise price equal to $0.75 per share. Dr. Rosenwald used his personal monies to fund the investment.

Item 4.     Purpose of Transaction.

                  The Reporting Party has acquired shares of Common Stock of the Issuer as an investment in the Issuer. Pursuant to the Purchase Agreement, until such time as Dr. Rosenwald holds less than five percent of the Issuer's outstanding Common Stock, Dr. Rosenwald has the right to appoint one director to serve on the board of directors of the Issuer. In addition, under certain circumstances, the Company may cause Dr. Rosenwald to purchase up to 2,666,666 shares of additional shares of Common Stock and Warrants to purchase an additional 2,666,666 shares. . The Reporting Party may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

                  Except as indicated in this Schedule 13D, the Reporting Party currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) As of December 12, 2001, Dr. Rosenwald, through acquisition of the securities pursuant to the Purchase Agreement, may be deemed to beneficially own 4,000,000 shares of Common Stock and warrants to purchase 4,000,000 shares of Common Stock or 50.87% of the Issuer's securities.

            (b) Dr. Rosenwald has the power to vote or to direct the vote, to dispose or to direct the disposition of those described in
                  Item 5(a) above.

            (c) The following purchases were made by Aries Domestic and Aries Fund in the past sixty (60) days:

                  See Item 4.

                  Other than as set forth herein the Reporting Party has not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                  Except as indicated in this filing and exhibits hereto, there is no contract, arrangement, understanding or relationship between the Reporting Party and any other party or parties, with respect to any securities of the Issuer.

Item 7.     Material to be Filed as Exhibits:

Exhibit A -       Common Stock and Warrant Purchase Agreement dated December 12,
                  2001.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2001
       New York, NY                     By /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
                                           Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A
                   COMMON STOCK AND WARRANT PURCHASE AGREEMENT

            THIS COMMON STOCK AND WARRANT PURCHASE AGREEMENT (this "Agreement") dated as of December 12, 2001, is made by and by and among FLEMINGTON PHARMACEUTICAL CORPORATION, a Delaware corporation (the "Company"), and the PURCHASERS listed on Exhibit A ("Purchasers").

            The Company desires to issue and sell to Purchasers, and Purchasers desire to purchase from the Company (a) 4,000,000 shares of common stock of the Company, par value $.001 per share (the "Common Stock"), and (b) warrants (the "Warrants") to purchase 4,000,000 shares of Common Stock, on the terms and conditions set forth in the form of Warrant attached hereto as Exhibit B, upon and subject to the terms and conditions hereinafter set forth.

            Accordingly, in consideration of the premises and the mutual agreements contained herein, Purchasers and the Company hereby agree as follows:

            1. Purchase of Company Securities.

            1.1. Purchase and Sale of the Common Stock and Warrants. (a) Subject to the terms and conditions of this Agreement, the Company shall issue and sell to Purchasers, and Purchasers, severally and not jointly, as set forth on Exhibit A, shall purchase from the Company, 4,000,000 Units, each "Unit" consisting of one share of Common Stock of the Company, and one Warrant to purchase one share of Common Stock of the Company. Such Units (including the shares of Common Stock issuable upon exercise of the Warrants) are hereinafter sometimes referred to as the "Securities." The aggregate purchase price for the Securities shall be $3,000,000 (the "Aggregate Purchase Price"). The Aggregate Purchase Price shall be allocated among the Purchasers as set forth on Exhibit
A. The "Per Unit Price" shall be $0.75.

            (b) Provided that the Company has not otherwise obtained $10,000,000 prior to June 30, 2002 the Company may require the Purchasers to purchase for an aggregate purchase price of $2,000,000, 2,666,667 additional Units Stock (the "Additional Units"); provided however, that the Company must provide the Purchasers with at least 30 days prior written notice of its intent to require the Purchasers to purchase the Additional Units. A notice contemplated by this
Section 1.1 shall be accompanied by (i) an Officer's Certificate to the effect that there has not at any time been (x) any material adverse change in the business, financial condition, operating results, business prospects, employee relations or customer relations of the Company or its Subsidiaries, or (y) other adverse changes, which in the aggregate have been materially adverse to the Company or its Subsidiaries. The Warrants included in the Additional Units shall be exercisable until the seventh anniversary of the date of their issuance and shall be identical in form to Exhibit B.

            2. Closing.

            2.1. Closing. The closing of the purchase and sale of the Securities shall take place at a single closing at the offices of Paramount Capital, Inc. ("Paramount"), at 787 Seventh Avenue, 48th Floor, New York, New York, 10019. Such closing (the "Closing") will take place contemporaneously with the execution and delivery of this Agreement. The date of the Closing is referred to as the "Closing Date." Within three business days following the Closing, the Company shall deliver to each Purchaser (i) stock certificates, registered in the name of the Purchaser, representing the Common Stock to be purchased by the Purchaser from the Company, and (ii) warrant certificates, registered in the name of the Purchaser, representing the Warrants purchased by the Purchaser, each dated as of the relevant Closing Date, against payment of the purchase price therefor.

            3. Conditions to the Obligations of Purchasers at the Closing. The obligation of Purchasers to purchase and pay for the Securities to be purchased by Purchasers at the Closing is subject to the satisfaction on the Closing Date of the following conditions, which may only be waived by written consent of
Purchasers:

                  3.1. Opinion of Counsel to the Company. Purchasers shall have received from

Robert F. Schaul, counsel for the Company, his opinion dated the Closing Date in the form of Exhibit C.

            3.2. Representations and Warranties. All of the representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the Closing Date.

            3.3. Performance of Covenants. All of the covenants and agreements of the Company contained in this Agreement required to be performed on or prior to the Closing Date shall have been performed in a manner satisfactory in all respects to Purchasers.

            3.4. Legal Action. No injunction, order, investigation, claim, action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would restrain, impair or prevent the carrying out of this Agreement or any of the transactions contemplated thereby, declare unlawful the transactions contemplated by this Agreement or cause any such transaction to be rescinded.

            3.5. Consents. The Company shall have obtained in writing or made all consents, waivers, approvals, orders, permits, licenses and authorizations of, and registrations, declarations, notices to and filings and applications with, any governmental authority or any other Person (including, without limitation, securityholders and creditors of the Company) required to be obtained or made in order to enable the Company to observe and comply with all of its obligations under this Agreement and to consummate and perform the transactions contemplated hereby. The Board of Directors of the Company shall have taken all action required to permit the transactions contemplated by this Agreement.

            3.6. Closing Documents. The Company shall have delivered to Purchasers the following:

            (a) a certificate executed on behalf of the Company by the Chairman and Chief Executive Officer of the Company dated the Closing Date stating that the conditions set forth in Sections 3.2 through 3.5 have been satisfied;

            (b) a certificate of the Secretary of the Company, dated the Closing Date, as to the continued and valid existence of the Company, certifying the attached copy of the By-laws of the Company, the authorization of the execution, delivery and performance of this Agreement, and the resolutions adopted by the Board of Directors of the Company authorizing the actions to be taken by the Company under this Agreement;

            (c) a certificate of the Secretary of State of the State of Delaware, dated a recent date, to the effect that the Company is in good standing in the State of Delaware and that all annual reports, if any, have been filed as required and, if readily available that all franchise taxes and fees have been paid in connection therewith;

            (d) a certified copy of the Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware, including any amendments thereto; and

            (e) such certificates, other documents and instruments as Purchasers and their counsel may reasonably request in connection with, and to effect, the transactions contemplated by this Agreement.

            3.7. Proceedings. All corporate and other proceedings taken or to be taken in connection with the transactions contemplated by this Agreement to be consummated at such Closing and all documents incident thereto shall be satisfactory in form and substance to Purchasers.

            3.8. Closing Financial Statements; Absence of Changes. (a) The Company shall have provided to Purchasers (i) the unaudited balance sheets of the Company as of October 31, 2001, and the related unaudited statements of operations, and cash flows for the three-month period then ended (the "Financial Statements"), all of which will be correct and complete and will present fairly the financial position of the Company and the results of its operations and cash flows as of the time and for the periods then ended, provided adjusting and closing entries ordinarily made at the close of any such period in connection with audit, and footnote information, are omitted, and (ii) the unqualified certification, in form and substance satisfactory to Purchasers, of the Chief Financial Officer of the Company, acting on behalf of the Company, to the effect that the Financial Statements have been prepared in accordance with the books and records of the Company and generally accepted accounting principles applied on a basis consistent with prior years (except as otherwise specified in such certification), and present fairly the financial position of the Company and the results of its operations cash flows as of the time and for the periods then ended, provided adjusting and closing entries ordinarily made at the close of any such period in connection with audit, and footnote information, are omitted.

            (b) Except as set forth on the schedules to this Agreement or as previously publicly disclosed, and except for net losses consistent in scope with net losses incurred by the Company during the three months ended October 31, 2001, there shall have been no material adverse change in the business, financial condition, operating results, employee or customer relations or prospects of the Company, from October 31, 2001 to the Closing Date.

            3.9. Schedules. The Company shall have provided to Purchasers all schedules required pursuant to this Agreement, which schedules shall be satisfactory to Purchasers in their sole discretion.

            4. Conditions to the Obligations of the Company at the Closings. The obligation of the Company to issue and sell the Securities to the Purchasers at the Closing is subject to the satisfaction on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

            4.1. Representations and Warranties. The representations and warranties of Purchasers contained in this Agreement shall be true and correct at and as of the Closing Date.

            4.2. Legal Action. No injunction, order, investigation, claim, action or proceeding before any court or governmental body shall be pending or threatened wherein an unfavorable judgment, decree or order would restrain, impair or prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated hereby or cause any such transaction to be rescinded.

            4.3 Performance of Covenants. All of the covenants and agreements of the Purchasers contained in this Agreement required to be performed on or prior to the Closing Date shall have been performed in a manner satisfactory in all respects to the Company.

            5. Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser as of the Closing Date as follows:

            5.1. Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority, and holds all licenses, permits and other required authorizations from governmental authorities, necessary to conduct its business as now being conducted and to own or lease the properties and assets now owned or held under license or lease. The Company is duly qualified or licensed and in good standing as a foreign corporation in each jurisdiction wherein the character of its properties or the nature of the activities conducted by it makes such qualification or licensing necessary, except where the failure to so qualify would not have a material adverse effect on the Company.

            5.2. Charter Documents. The Company has heretofore delivered to Purchasers true, correct and complete copies of the Certificate of Incorporation and By-Laws (or comparable organizational documents) of the Company as in full force and effect on the date hereof.

            5.3. Capitalization. As of November 30, 2001, the Company's authorized capitalization consists of 50,000,000 shares of Common Stock, of which 7,724,900 shares are issued and outstanding, and 1,000,000 shares of preferred stock, par value $.001 per share, of which none are issued and outstanding. The Company has 3,405,472 shares of Common Stock reserved for issuance upon the conversion or exercise of convertible securities, options, warrants or other rights to purchase Common Stock outstanding as of the Closing Date. All outstanding securities of the Company are validly issued, fully paid and nonassessable. Except as set forth on Schedule 5.3, no stockholder of the Company is entitled to any preemptive rights with respect to the purchase or sale of any securities by the Company. There are no outstanding options, warrants or other rights, commitments or arrangements, written or oral, to purchase or otherwise acquire any authorized but unissued shares of capital stock of the Company or any security directly or indirectly convertible into or exchangeable for any capital stock of the

Company or under which any such option, warrant or convertible security may be issued in the future except otherwise as set forth on Schedule 5.3. There are no voting trusts or agreements, stockholders' agreements, pledge agreements, buy-sell, rights of first offer, negotiation or refusal or proxies or similar arrangements relating to any securities of the Company to which the Company is a party, and to the best knowledge of the Company after due inquiry there are no other such trusts, agreement, rights, proxies or similar arrangements, except as set forth on Schedule 5.3. Except as otherwise set forth on Schedule 5.3 or as contemplated by this Agreement, none of the shares of capital stock of the Company is reserved for any purpose, and the Company is neither subject to any obligation (contingent or otherwise), nor has any option to repurchase or otherwise acquire or retire any shares of its capital stock.

            5.4 Due Authorization, Valid Issuance, Etc. The Common Stock to be purchased on the Closing Date has been duly authorized and, when issued in accordance with this Agreement upon the Closing Date, will be validly issued, fully paid and non-assessable and will be free and clear of all liens imposed by or through the Company, subject only to restrictions set forth herein, as applicable, or applicable federal and state securities laws. The Warrants to be purchased on such Closing Date have been duly authorized and, when issued in accordance with this Agreement upon such Closing Date, will be validly issued and free and clear of all liens imposed by or through the Company, subject only to restrictions set forth herein, as applicable, or applicable federal and state securities laws. The Common Stock issuable upon the exercise of the Warrants to be issued on such Closing Date have been and will, at all times until their issuance, be duly authorized and reserved, and upon the exercise of the Warrants and payment therefore, in accordance with the terms and conditions thereof and this Agreement, will be validly issued, fully paid and nonassessable shares of Common Stock and will be free and clear of all liens imposed by or through the Company subject only to restrictions set forth herein, as applicable, or applicable federal and state securities laws. The issuance, sale and clear delivery of such Securities will not be subject to any preemptive right of stockholders of the Company or to any right of first refusal or other right in favor of any person or entity except for provisions which have been waived in writing or satisfied and as set forth on Schedule 5.4. Except as set forth on
Schedule 5.4, no anti-dilution adjustments with respect to the outstanding securities of the Company will be triggered by the issuance of the securities contemplated hereby.

            5.5. Subsidiaries. Except as otherwise disclosed in the Company's Annual Report on Form 10-K for the year ended July 31, 2001, the Company has no wholly or partially owned Subsidiaries (as defined in Section 9.9) and does not control, directly or indirectly, any other corporation, business trust, firm, partnership, association, joint venture, entity or organization. Except as otherwise disclosed in the Company's Annual Report on Form 10-K for the year ended July 31, 2001, the Company does not own any shares of stock, partnership interest, joint venture interest or any other security, equity or interest in any other corporation or other Person.

            5.6. Authorization; No Breach. The Company has the full corporate power and authority to execute, deliver and enter into this Agreement and to perform its obligations hereunder, and the execution, delivery and performance of this Agreement and all other transactions contemplated hereby have been duly authorized by the Company. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms except as such enforceability may be limited by (a) bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally and (b) the availability of remedies under general equitable principles. Except as set forth on Schedule 5.6, the execution and delivery by the Company of this Agreement, the offering, sale and issuance of the Securities, and the performance and fulfillment by the Company of its obligations hereunder, do not and will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, or event which, with notice or lapse of time or both, would constitute a breach of or default under, (iii) result in the creation of any lien, security interest, adverse claim, charge or encumbrance upon the capital stock or assets of the Company pursuant to, (iv) give any third party the right to accelerate any obligation under or terminate, (v) result in a violation of,
(vi) result in the loss of any license, certificate, legal privilege or legal right enjoyed or possessed by the Company under, or (vii) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body pursuant to or require the consent of any other Person under, the Certificate of Incorporation or By-Laws of the Company or any law, statute, rule or regulation to which the Company is subject or by which any of its properties are bound, or any agreement, instrument, order, judgment or decree to which the Company is subject or by which its properties are bound, except, in all instances, for matters which do not materially adversely affect the Company's business, financial condition, result of operations or prospects ("Material Adverse Effect").

            5.7. Financial Statements and SEC Documents. Purchasers have received a copy of the Company's 10KSB for the fiscal year ended July 31, 2001, as filed with the SEC. including the balance sheet as at the end of such fiscal year and the related statements of operations, stockholders' equity (deficit) and cash flows for such fiscal year, certified by Wiss & Co. and (ii) the October 31, 2001 Financial Statements. For purposes of this Agreement, October 31, 2001, shall be hereinafter referred to as the "Balance Sheet Date." The Financial Statements have been prepared in accordance with the books and records of the Company and generally accepted accounting principles, applied consistently with the past practices of the Company (except as otherwise noted in such Financial Statements), reflect all liabilities and obligations of the Company, as of their respective dates, and present fairly the financial position of the Company and the results of its operations as of the time and for the periods indicated therein.

            (b) The Company has made available to Purchasers a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the United States Securities and Exchange Commission (the "SEC") since November 13, 2001 (as such documents have since the time of their filing been amended, the "SEC Documents") which are all the documents (other than preliminary material) that the Company was required to file with the Securities and Exchange Commission since such date. As of their respective dates, the SEC Documents complied in all respects with the requirements of the Securities Act (as defined in Section 9.10) and/or the Exchange Act (as defined in Section 9.11) as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q promulgated by the SEC) and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments) the financial position of the Company as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

            5.8. No Material Adverse Changes. Since March 31, 2001, except as disclosed on Schedule 5.8 there has not at any time been any material adverse change in the business, financial condition, operating results, business prospects, employee relations or customer relations of the Company. Except as set forth on Schedule 5.8, no event or circumstance has occurred or exists with respect to the Company or its business, properties, prospects, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

            5.9. Absence of Certain Developments. Except as contemplated by this Agreement, and except as set forth on Schedule 5.9, since May 31, 2001 the Company has not, nor will have prior to the Closing Date: (a) issued any securities; (b) borrowed any amount or incurred or became subject to any liabilities (absolute or contingent) which involve $50,000 or more, other than liabilities incurred in the ordinary course of business and liabilities under contracts entered into in the ordinary course of business; (c) discharged or satisfied any lien, adverse claim or encumbrance or paid any obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of business; (d) declared or made any payment or distribution of cash or other property to the stockholders of the Company with respect to the Common Stock or purchased or redeemed any shares of Common Stock; (e) mortgaged, pledged or subjected to any lien, adverse claim, charge or any other encumbrance, any of its properties or assets, except for liens for taxes not yet due and payable and transactions in the ordinary course of business; (f) sold, assigned or transferred any of its assets, tangible or intangible, except in the ordinary course of business or in an amount less than $50,000, or disclosed to any person, firm or entity not subject to a confidentiality obligation with the Company any proprietary confidential information; (g) suffered any extraordinary losses or waived any rights of material value; (h) made any capital expenditures or commitments therefor greater than $150,000 in the aggregate; (i) entered into any other transaction other than in the ordinary course of business; (j) made any charitable contributions or pledges; (k) suffered damages, destruction or casualty loss, whether or not covered by insurance, affecting any of the properties or assets of the Company or any other properties or assets of the Company which could have a material adverse effect on the business, financial condition, operating results, employee or customer relations or prospects of the Company; (l) made any material change in the nature or operations of the business of the Company; or
(m) resolved to or entered into any agreement or understanding with respect to any of the foregoing.

            5.10. Properties. The Company owns no real property and has good and marketable title to all of the personal property and assets it purports to own as set forth in the Financial Statements, free and clear of all liens, adverse claims, charges, encumbrances or restrictions of any nature whatsoever, except
(a) such as are reflected on Schedule 5.10 or in the notes to the Financial Statements in the Company's Annual Report on Form 10-K for the year ended July 31, 2001, (b) for receivables and charges collected in the ordinary course of business, (c) liens with respect to taxes not yet due and (d) immaterial exceptions of a routine and customary nature. Except as disclosed in Schedule 5.10, the Company owns or leases all such properties as are necessary to its operations as now conducted and as presently proposed to be conducted and all such properties are, in all material respects, in good operating condition and repair.

            5.11. Taxes. Except as set forth on Schedule 5.11, the Company has timely filed all federal, state, local and foreign tax returns and reports required to be filed, and all taxes, fees, assessments and governmental charges of any nature shown by such returns and reports to be due and payable have been timely paid except for those amounts being contested in good faith and for which appropriate amounts have been reserved in accordance with generally accepted accounting principles. There is no tax deficiency that has been, or, to the best knowledge of the Company after due inquiry may reasonably be, asserted against the Company that would materially adversely affect the business or operations, or proposed business or operations, of the Company. All such tax returns and reports were prepared in accordance with the relevant rules and regulations of each taxing authority having jurisdiction over the Company and are true and correct in all material respects. The Company has neither given nor been requested to give any waiver of any statute of limitations relating to the payment of federal, state, local or foreign taxes. The Company has not been, nor, to its knowledge, is it now being, audited by any federal, state, local or foreign tax authorities. The Company has made all required deposits for taxes applicable to the current tax year. The Company is not, and has never been, a member of any "affiliated group" within the meaning of Section 1504 of the Code, as in effect from time to time.

            5.12. Litigation. Except as set forth in the Company's SEC filings, there are no actions, suits, proceedings, orders, investigations or claims pending or, to the best knowledge of the Company after due inquiry, threatened against or affecting the Company, at law or in equity or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality; there are no arbitration proceedings pending under collective bargaining agreements or otherwise.

            5.13. Compliance with Law. The Company has complied in all material respects with all applicable statutes and regulations of the United States and of all states, municipalities and applicable agencies and foreign jurisdictions or bodies in respect of the conduct of its business and operations except where lack of compliance would have no material effect on the Company or its business.

            5.14. Trademarks and Patents. Schedule 5.14 contains a true, complete and correct list of all registered, certificated or issued trademarks, trade names, copyrights, United States and/or foreign patents and/or patent applications, continuations, divisionals and re-issue applications and continuation-in-part applications and any United States or foreign patents granted upon such applications, if any, owned or (to the extent evidenced by contract or license agreement) licensed or used or required to be used by the Company as of or prior to the Closing Date in connection with its business and, except as set forth on Schedule 5.14, each such trademark, trade name, patent and copyright (and application therefor) listed in Schedule 5.14 as being owned by the Company is not subject to any license, royalty arrangement, option or dispute and is free and clear of all material liens. To the best knowledge of the Company after due inquiry, none of the trademarks, trade names, patents or copyrights used by the Company in connection with its business infringes any trademark, trade name, patent or copyright of others in the United States or in any other country, in any way which materially adversely affects or which in the future is reasonable likely to materially adversely affect the business or operations of the Company. Except as set forth on Schedule 5.14 or in the Company's Annual Report on Form 10-K for the year ended July 31, 2001, no stockholder, officer or director of the Company or any other person owns or has any interest in any trademark, trade name, service mark, patent, copyright or application therefor, or trade secret, licenses, invention, information or proprietary right or process, if any, used by the Company in connection with its business. The Company has no notice or knowledge of any objection or claim being asserted by any person with respect to the ownership, validity, enforceability or use of any such trademarks, trade names, patents and copyrights (and applications therefor) listed on Schedule 5.14 or challenging or questioning the validity or effectiveness of any license relating thereto. There are no unresolved conflicts with, or pending claims of, any other person, whether in litigation or otherwise, involving the trademarks, trade names, patents and copyrights (and applications therefor), and there are no liens, encumbrances, adverse claims, or rights of any other person which would prevent the Company from fulfilling its obligations under this Agreement except in all cases which would not have a Material Adverse Effect. To the best knowledge of the Company after due inquiry, the business of the Company, as presently conducted does not cause the Company to violate any trademark, trade name, patent, copyright, trade secret, license or proprietary interest of any other person or entity, in any way which materially adversely affects the business or operations of the Company as now being conducted. Except as disclosed in Schedule 5.14, the Company possesses all proprietary technology necessary for the conduct of its business.

            5.15. Insurance. Each of the Company's insurance policies is in full force and effect; and the Company is not in default in any material respect with respect to its obligations under any of such insurance policies. The activities and operations of the Company have been conducted in a manner so as to conform to all applicable provisions of these insurance policies and the Company has not taken or failed to take any action which would cause any such insurance policy to lapse.

            5.16. Agreements. Except as set forth on Schedule 5.16 or as disclosed in the Company's proxy statement for its 2000 annual meeting of stockholders or as filed on the Company's most recent Annual Report on Form 10-K, the Company is not party to nor bound by any agreement or commitment, written or oral, which obligates the Company to make payments to any person, or which obligates any person to make payments to the Company, in the case of each such agreement in an amount exceeding $60,000, or which is otherwise material to the conduct and operation of the business of the Company or any of its properties or assets, including, without limitation, all shareholder, employment, non-competition and consulting agreements and employee benefit plans and arrangements and collective bargaining agreements to which the Company is a party or by which it is bound. The Company has performed all material obligations required to be performed by it, and is not in default, or in receipt of any claim, under any such agreement or commitment, and the Company has no present expectation or intention of not fully performing all of such obligations, nor does the Company have any knowledge of any breach or anticipated breach by the other parties to any such agreement or commitment. Each Purchaser has been furnished with, or the Company has made available for such Purchaser's review, a true and correct copy of each written agreement referred to in Schedule 5.16, together with all amendments, waivers or other changes thereto.

            5.17. Undisclosed Liabilities. Except to the extent reflected, disclosed or reserved against in the Financial Statements or the notes thereto and except for liabilities incurred since July 31, 2001 in the ordinary course and consistent with past practice, the Company does not have any obligation or liability whether absolute, accrued, contingent or otherwise, which is material to the business, operations, assets or financial condition of the Company.

            5.18. Employees; Conflicting Agreements. (a) The Company has caused all present members of management and all professional employees of and consultants and advisors to the Company, including all employees and consultants and advisors involved in research and development, and will cause all such persons in the future, to be subject to agreements with respect to (i) nondisclosure of confidential information, (ii) assignment of patents, trademarks, copyrights and proprietary rights to the Company and (iii) disclosure to the Company of inventions.

            (b) To the best knowledge of the Company after due inquiry, no stockholder, director, officer or key employee of the Company is a party to or bound by any agreement, contract or commitment, or subject to any restrictions in connection with any previous or current employment of any such person (other than as set forth on Schedule 5.18(b) with respect to the Company), which materially adversely affects, or which in the future may materially adversely affect, the business or the proposed business of the Company or the rights of any of the Purchasers under this Agreement.

            5.19. Disclosure. Neither this Agreement nor any of the schedules, exhibits, written statements, documents or certificates prepared or supplied by the Company with respect to the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which made. Except for general factors that are common in the market and industry of the Company and such other information made available to the Purchasers and their representatives, there exists no fact or circumstance which, to the best knowledge of the Company after due inquiry, materially adversely affects, or which could reasonably be anticipated to have a material adverse effect on, the existing or expected financial condition, operating results, assets, customer relations, employee relations or business prospects of the Company.

            5.20. Compliance with Securities Laws. (a) Assuming the accuracy and truth of each of Purchasers' representations set forth in Section 6, all securities of the Company heretofore sold and issued were sold and issued, and the Common Stock were offered and will be sold and issued, in compliance with all applicable federal, state and foreign securities laws. Neither the Company, nor any of its Affiliates, nor, to its best knowledge after due inquiry, any person or entity acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the Common Stock under the Securities Act or for the offering of the same to be integrated with any other offering of securities.

            (b) The Company has not directly or indirectly purchased or redeemed any shares of Common Stock during the 30 days preceding the Closing Date.

            5.21. Brokers. No finder, broker, agent, financial person or other intermediary has acted on behalf of the Company in connection with the offering of the Securities, the execution of the Agreement or the consummation of any of the transactions contemplated hereby.

            5.22. Transactions with Affiliates. Except as set forth in the Company's 2001 10KSB or its proxy statement for its 2000 annual meeting of stockholders, no director, officer, employee, consultant or agent of the Company, or member of the family of any such person or any corporation, partnership, trust or other entity in which any such person, or any member of the family of any such person, has a substantial interest in or is an officer, director, trustee, partner or holder of more than 5% of the outstanding capital stock thereof, is a party to any transaction with the Company, including any contract, agreement or other arrangement providing for the employment of, furnishing of services by or requiring payments to any such person or firm.

            5.23. Environmental Matters. (a) The Company, and all properties owned, operated or leased by the Company, have obtained and currently maintain all material environmental permits required for their business and operations and are in compliance with all such environmental permits. There are no legal proceedings pending nor, to the best knowledge of the Company after due inquiry, threatened to modify or revoke any such environmental permits. The Company has not received any notice from any source that there is lacking any environmental permit required for the current use or operation of the business of the Company, or any property owned, operated or leased by the Company.

            (b) Except as set forth on Schedule 5.23, all real property owned, operated or leased by the Company, and, to the best knowledge of the Company after due inquiry, all property adjacent to such properties, are free from contamination by any hazardous material other than any such contamination as would not have a Material Adverse Effect; and the Company is not subject to environmental costs and liabilities with respect to hazardous materials, and no facts or circumstances exist which could give rise to environmental costs and liabilities with respect to hazardous materials.

            (c) Except as set forth on Schedule 5.23, there is not now, nor, to the best knowledge of the Company after due inquiry, has there been in the past, on, in, or under any real property owned, leased, or operated by the Company, or by any of their respective predecessors (i) any asbestos-containing materials,
(ii) any underground storage tanks, (iii) above-ground storage tanks, (iv) impoundments, (v) poly-chlorinated biphenyls or (vi) radioactive substances.

            (d) The Company, and all properties owned, operated or leased by the Company, comply with all environmental laws.

            (e) Since December 31, 1998, neither the Company, nor any property owned, leased or operated by the Company, has received or been issued any written request for information, or has been notified that it is a potentially responsible party under the environmental laws with respect to any on-site or off-site for which environmental costs and liabilities are asserted.

            5.24 Registration Rights. Except as set forth in the registration rights section contained in Article 8 hereof and except as set forth on Schedule
5.24 hereof, no person has any right to cause the Company to effect the registration under the Act of any securities of the Company.

            6. Representations, Warranties and Covenants of Purchasers. Purchasers severally represent, warrant and covenant to the Company as of the Closing Date as follows:

            6.1. Investment Intent. Each Purchaser is an "accredited Investor" within the meaning of Regulation D under the Securities Act. Each Purchaser has experience in making investments in development stage biotechnology companies and is acquiring the Securities for its own account and not with a present view to, or for sale in connection with, any distribution thereof in violation of the registration requirements of the Securities Act. Each Purchaser consents to the placing of a legend on the certificates representing its respective Securities to the effect that, and each Purchaser acknowledges that, such Securities have not been registered under the Securities Act and may not be transferred unless registered in accordance with applicable securities laws or, in the opinion of counsel to the Purchasers (such opinion to be in form and substance reasonably satisfactory to the Company), exempt therefrom.

            6.2. Authorization. Each Purchaser has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, having obtained all required consents, if any, and this Agreement, when executed and delivered, will constitute a legal valid and binding obligation of such Purchaser except as such enforceability may be limited by (a) bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally and (b) the availability of remedies under general equitable principles.

            6.3. Brokers. No finder, broker, agent, financial person or other intermediary has acted on behalf of the Purchasers in connection with the offering of the Common Stock or the consummation of this Agreement or any of the transactions contemplated hereby.

            7. Covenants of the Company. Until such time as the Purchasers and their Affiliates beneficially own less than five percent (5%) of the Common Stock then outstanding, the Company covenants and agrees with Purchasers as follows:

            7.1. Books and Accounts. The Company will: (a) make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect its transactions, including without limitation, dispositions of its assets; and
(b) devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and in accordance with the Company's past practices or any other criteria applicable to such statements, and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

            7.2. Periodic Reports. The Company will furnish to the Purchasers, other than documents available via EDGAR: (i) as soon as practicable (but in the case of the annual report of the Company to its stockholders, within ninety
(180) days after the end of each fiscal year of the Company) one copy of: (A) its annual report to its stockholders (which annual report shall contain financial statements audited in accordance with generally accepted accounting principles in the United States of America by a firm of certified public accountants of recognized standing), (B) if not included in substance in its annual report to stockholders, its annual report on Form 10-K, (C) each of its quarterly reports to its stockholders, and if not included in substance in its quarterly reports to stockholders, its quarterly report on Form 10-Q, (D) each of its current reports on Form 8-K, and (E) a copy of the full Shelf Registration Statement (as defined below), (the foregoing, in each case, excluding exhibits); and (ii) upon reasonable request, all exhibits excluded by the parenthetical to the immediately preceding clause 7.2(a)(i)(E) and any other information published by the Company that is generally available to the public.

            7.3. Other Reports and Inspection. The Company will furnish to the Purchasers, other than documents available via EDGAR: (a) as soon as practicable after issuance, copies of any financial statements or reports prepared by the Company for, or otherwise furnished to, its stockholders or the SEC (other than information furnished to the SEC on a confidential or supplemental basis) and
(b) promptly, such other documents, reports and financial data as Purchasers may reasonably request, provided that the Purchasers agree to preserve the confidential nature of, and to refrain from trading on the basis of, material requested by the Purchasers which the Company has marked as confidential. In addition the Company will, upon reasonable prior notice, make available to Purchasers or its representatives or designees (x) all assets, properties and non-confidential business records of the Company for inspection and (y) the directors and officers of the Company for interviews concerning the business, affairs and finances of the Company.

            7.4. Insurance. The Company will at all times maintain valid policies of worker's compensation insurance and such other insurance with respect to its properties and business of the kinds and in amounts not less than is customarily maintained by corporations engaged in the same or similar business and similarly situated, including, without limitation, insurance against fire, loss, damage, theft, public liability and other risks. The activities and operations of the Company shall be conducted in a manner to conform in all material respects to all applicable provisions of such policies.

            7.5. Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities for general corporate purposes. The Company covenants and agrees that it will not directly or indirectly use any of the proceeds to
(i) repay any indebtedness of the Company, including but not limited to any indebtedness to officers, employees, directors or principal stockholders of the Company, but excluding accounts payable incurred in the ordinary course of business or (ii) redeem, repurchase or otherwise acquire any equity or equity-linked security of the Company.

            7.6. Transactions with Affiliates. Except for employment and consulting agreements entered into in the ordinary course of business (including such agreements in effect as of the Closing Date) and the transactions contemplated by this Agreement, the Company shall not (a) engage in any transaction with, (b) make any loans to, nor (c) enter into any contract, agreement or other arrangement (i) providing for (x) the employment of, (y) the furnishing of services by (other than employment and consulting services), or
(z) the rental of real or personal property from, or (ii) otherwise requiring payments to, any officer, director or key employee of the Company or any relative of such persons or any other "associate" of such persons (as such terms are defined in the rules and regulations promulgated under the Securities Act), without the prior written approval of the Purchasers, which approval shall not be unreasonably withheld.

            7.7. Corporate Existence, Licenses and Permits; Maintenance of Properties; New Businesses. The Company will at all times conduct its business in the ordinary course and will use its best efforts to cause to be done all things necessary to maintain, preserve and renew its existence and will use its best efforts to preserve and keep in force and effect, all licenses, permits and authorizations necessary to the conduct of its business. The Company will also maintain and keep its properties in good repair, working order and condition, and from time to time, to make all needful and proper repairs, renewals and replacements, so that the business carried on in connection therewith may be properly conducted at all times.

            7.8. Other Material Obligations. The Company will use its best efforts to comply in all material respects with, (a) all material obligations which it is subject to, or becomes subject to, pursuant to any contract or agreement, whether oral or written, as such obligations are required to be observed or performed, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and the Company has set aside on its books adequate reserves with respect thereto, and (b) all applicable laws, rules, and regulations of all governmental authorities, the violation of which could have a material adverse effect upon the business, financial condition, operating results, employee or customer relations or prospects of the Company.

            7.9. Amendment to the Certificate of Incorporation and the By-Laws. The Company will perform and be in compliance with and observe all of the provisions set forth in its Certificate of Incorporation and By-Laws to the extent that the performance of such obligations is legally permissible; provided that the fact that performance is not legally permissible will not prevent such nonperformance from constituting an event of default under this Agreement. Except with the consent of the Purchasers, which consent shall not be unreasonably withheld, the Company will not amend its Certificate of Incorporation or By-Laws or any Certificate of Designations for any series of Preferred Stock of the Company so as to affect adversely the rights of Purchasers under this Agreement, the Certificate of Incorporation or the By-Laws.

            7.10. Consents and Waivers. The Company has obtained all consents and waivers needed to enable it to perform all of its obligations under this Agreement and the transactions contemplated hereby.

            7.11. Taxes and Liens. The Company shall duly pay and discharge when payable, all taxes, assessments and governmental charges imposed upon or against the Company or its properties, or any part thereof or upon the income or profits therefrom, in each case before the same become delinquent and before penalties accrue thereon, as well as all claims for labor, materials or supplies which if unpaid might by law become a lien upon any of its property, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and the Company has set aside on its books adequate reserves with respect thereto.

            7.12. Merger; Sale of Assets. The Company will not become a party to any merger, consolidation or reorganization, or sell, lease, license, sublicense or otherwise dispose of all or substantially all of its assets, without the prior approval of Purchasers.

            7.13. Acquisition. The Company will not acquire any interest in any business from any person, firm or entity (whether by a purchase of assets, purchase of stock, merger or otherwise) without the prior approval of the Purchasers.

            7.14. Dividends; Distributions; Repurchases of Common Stock; Treasury Stock. The Company shall not declare or pay any dividends on, or make any other distribution with respect to, its capital stock, whether now or hereafter outstanding, or purchase, acquire, redeem or retire any shares of its capital stock, without the consent of Purchasers.

            7.15. Restrictive Agreement. The Company covenants and agrees that subsequent to the Closing, it shall not be a party to any agreement or instrument which by its terms would restrict the Company's performance of its obligations pursuant to this Agreement, the Certificate of Incorporation or By-laws of the Company or the Securities.

            7.16. Publicity. The Company shall not issue any press release or make any other public announcement with respect to this Agreement or the transactions contemplated hereby or utilizing the names of Purchasers or their officers, directors, employees, agents or Affiliates without obtaining the prior approval of Purchasers, except as may be required by law or the regulations of any securities exchange.

            7.17. Restriction on Securities. (a) During the 12-month period following the Closing Date, the Company will not extend the expiration date or lower the exercise price of any options or warrants, or take any similar action with respect to any convertible securities of the Company.

            (b) Prior to the Closing Date, the Company shall obtain the written agreement of all executive officers and directors of the Company to "lock-up" all of the shares of Common Stock owned by each of them at any time until the date that is twelve (12) months following the Closing Date.

            7.18. Restriction on Liens. The Company shall not create or permit the imposition of any liens on any of its assets from and after the Closing Date without the prior written authorization of the Board of Directors.

            7.19. Restrictions on Indebtedness. Without the prior approval of the Board of Directors, the Company shall not incur, create, assume or permit to exist any indebtedness except (i) pursuant to equipment lease financings with commercial banks or Persons whose business consists in substantial part of engaging in such financings, (ii) pursuant to customary accounts receivable and inventory financing in the ordinary course of business, (iii) in an amount less than $100,000 incurred in the ordinary course of business, and (iv) indebtedness for borrowed money existing on the date hereof and disclosed in writing to the Purchasers, but not any extensions, renewals or replacements of such indebtedness.

            7.20. Director and Observer. (a) The Purchasers shall be entitled to designate a Director to the Board of Directors of the Company. If necessary, the Board of Directors of the Company will elect such person to the Board of Directors by creating a new position on the Board of Directors promptly following such person's nomination by the Purchasers and shall nominate such person for election in connection with any stockholder vote for Directors, and the Company will use its best efforts to ensure that the stockholders of the Company agree to vote all their securities in favor of such person's election. The Company agrees to vote all voting securities for which the Company holds proxies, granting it voting discretion, or is otherwise entitled to vote, in favor of, and to use its best efforts in all respect to cause, the election of each such individual proposed by the Purchasers. In the event that a vacancy is created on the Board of Directors at any time by the death, disability, resignation or removal (with or without cause) of any such individual proposed and nominated by the Purchasers pursuant to this Agreement, the Company will, and will use its best efforts to ensure that the stockholders of the Company, vote all its voting securities to elect the individual proposed by the Purchasers to fill such vacancy and serve as a voting Director. Any Director or observer of the Purchasers pursuant to this Article 7 shall enter into a mutually satisfactory confidentiality agreement containing reasonable terms and conditions and similar in form and substance to that agreed to by each other Director of the Company. Such Director (or observer) shall also be subject to the terms and conditions of the Company's policies on trading restrictions.

            (b) In addition to the rights set forth in Section 7.17(a), the Purchasers shall be entitled to designate a nonvoting observer who shall be entitled to attend all meetings of the Board of Directors and any of its committees and who shall be provided (i) reasonable prior notice of all meetings of the Board of Directors and any of its committees, (ii) reasonable prior notice of any action that the Board of Directors or any of its committees may take by written consent, (iii) promptly delivered copies of all minutes and other records of action by, and all written information furnished to, the Board of Directors or any of its committees and (iv) any other information requested by such observer which a member of the Board of Directors would be entitled to request to discharge his or her duties. Such observers shall be entitled to the same rights to expense reimbursement for attendance at meeting as any outside Director.

            (c) If the Purchasers give notice to the Company that the Purchasers desire to remove a Director proposed by the Purchasers pursuant to this Agreement, the Company shall, and shall use its best effort to ensure that the stockholders of the Company shall, vote all its voting securities in favor of removing such Director if a vote of holders of such securities shall be required to remove the Director, and the Company agrees to take any action necessary to facilitate such removal.

            (d) At any time that a designee of the Purchasers serves on the Company's Board of Directors, the Purchasers shall be entitled to representation on any committee of the Board of Directors proportionate with their representation of the Board as a whole.

            7.21. Board of Directors. (a) The Company shall at all times maintain provisions in its By-laws and/or Certificate of Incorporation indemnifying all directors against liability and absolving all directors from liability to the Company and its stockholders to the maximum extent permitted under the laws of the State of Delaware.

            (b) The By-laws of the Company shall always contain provisions consistent with the provisions of this Section 7.21 except to the extent this
Section 7.21 deals with the possible observer.

            7.22. Certain Subsidiaries. The Company will not create any entity that would be a Subsidiary (as defined in Section 9.9) without the prior written consent of the Purchasers. Notwithstanding the foregoing, the Company may acquire any interest in any business from any person, firm or entity (whether by a purchase of assets, purchase of stock, merger or otherwise) using cash or stock without the prior written consent of the Purchasers.

            7.23. Listing. The Company will take all action necessary to enable the Common Stock (when issued, outstanding, and registered with the SEC) to trade on each stock exchange, market, or quotation service on which any other shares of Common Stock are traded.

            7.24. Adjustment to Per Share Price. If, commencing on the Closing Date and ending on the date that is one year from the Closing Date, the Company issues shares of Common Stock, or securities convertible into or exercisable for shares of Common Stock (other than securities sold by the Company through Paramount Capital, Inc.), at a price per share less than the Per Share Price, then the Company shall simultaneously issue to the Purchasers for no additional consideration, a number of shares of Common Stock sufficient to reduce the Per Share Price then in effect to equal the "Adjusted Price" (as defined below). For purposes of this section 7.24, the term Adjusted Price (which shall not be greater than the Per Share Price then in effect) shall equal a fraction, the numerator of which shall equal (1) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale multiplied by the Per Share Price then in effect plus (B) the Total Consideration (as defined below), and the denominator of which shall be the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities. "Total Consideration" shall mean the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the total consideration, if any, payable to the Company upon exercise thereof. The provisions of this section
7.24 shall not apply (i) to issuances of securities in any corporate partnering arrangements (including mergers) consummated by the Company, (ii) to the exercise or conversion of options, warrants or other convertible securities outstanding as of the Closing Date, or (iii) to issuances which, in the aggregate, yield gross proceeds to the Company of less than $250,000.

            7.25. Right of First Refusal. In the event that, within the 12 month period following the Closing Date, the Company intends to conduct a private placement of its securities through a placement agent, broker-dealer or finder, pursuant to which it will pay such agent a commission, then the Company shall
(a) notify Paramount Capital, Inc. ("Paramount") of such intent in writing detailing the terms of such proposed offering and (b) grant Paramount the right of first refusal to act as placement agent for the Company in such private placement. Paramount shall notify the Company within 15 days of its intent. In the event that Paramount declines to act as placement agent for the Company on the terms proposed to Paramount in the notice and the Company subsequently offers to a third-party the opportunity to act as placement agent on terms more favorable than those offered to Paramount, then the Company must first offer such opportunity to Paramount on such more favorable terms.

            7.26 Granting of Consent. With respect to the requirement, in the various sub-paragraphs of this Section 7, as well as elsewhere in this Agreement, that the Company obtain the prior approval of the Purchasers, it shall be sufficient if the Company obtains the prior approval of Lindsay Rosenwald, M.D.

            8. Registration of Common Stock.

            8.1. Registration. (i) Not later than 120 days after the Closing Date, the Company will file with the SEC a shelf registration statement (the "Shelf Registration Statement") with respect to the resale of the Common Stock beneficially owned by Purchasers following the Closing (including the shares of Common Stock issuable upon exercise of the Warrants) (the "Registrable Securities"). The Company will use its best efforts to effect the registrations, qualifications or compliances (including, without limitation, the execution of any required undertaking to file post-effective amendments, appropriate qualifications under applicable blue sky or other state securities laws and appropriate compliance with applicable securities laws, requirements or regulations) as may be reasonably requested and as would permit or facilitate that sale and distribution of all Registrable Securities until the distribution thereof is complete; provided that the Company shall not be obligated to maintain the effectiveness of the Shelf Registration Statement (and any related qualifications and compliance) following such time as the

Company shall deliver an opinion of counsel reasonably satisfactory to the holders of Registrable Securities (the "Holders') and in form and substance satisfactory to each Holder that (i) such Holders may sell in a single transaction all Registrable Securities then held or issuable to such Holder on a registered securities exchange or Nasdaq market under an applicable exemption from the registration requirements of the Securities Act and all other applicable securities laws and (ii) all transfer restrictions and restrictive legends with respect to such Registrable Securities will be removed upon the consummation of such sale.

            8.2. Registration Procedures. In connection with the registration of any Registrable Securities under the Securities Act as provided in this Section 8, the Company will use its best efforts, as expeditiously as possible to:

            (a) Prepare and file with the SEC the Shelf Registration Statement with respect to such Registrable Securities and use its best efforts to cause such Shelf Registration Statement to become effective within 45 days from the date on which it is filed;

            (b) Prepare and file with the SEC such amendments and supplements to such Shelf Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Shelf Registration Statement effective until the disposition of all securities in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Shelf Registration Statement shall be completed, and to comply with the provisions of the Securities Act (to the extent applicable to the Company) with respect to such dispositions;

            (c) Furnish to each seller of such Registrable Securities such number of copies of such Shelf Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such Shelf Registration Statement (including each preliminary prospectus), in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request, in order to facilitate the disposition of the Registrable Securities owned by such seller;

            (d) Use its best efforts to register or qualify such Registrable Securities covered by such Shelf Registration Statement under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests, and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller, except that the Company will not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not, but for the requirements of this Section 8.2(d) be obligated to be qualified, to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction;

            (e) Provide a transfer agent and registrar for all such Registrable Securities covered by such Shelf Registration Statement not later than the effective date of such Shelf Registration Statement;

            (f) Notify each seller of such Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such Shelf Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading. The Purchasers agree to suspend, upon request of the Company, any disposition of Registrable Securities pursuant to the Registration Statement contemplated hereby during any period.

            (g) Cause all such Registrable Securities to be listed on each securities exchange or automated over-the-counter trading system on which similar securities issued by the Company are then listed;

            (h) Enter into such customary agreements (including, in the event Purchasers elect to engage an underwriter in connection with the Shelf Registration Statement, an underwriting agreement containing customary terms and conditions) and take all such other actions as reasonably required in order to expedite or facilitate the disposition of such Registrable Securities; and

            (i) Make available for inspection by any seller of Registrable Securities, all financial and other records, pertinent corporation documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller in connection with the Shelf Registration Statement pursuant to Section 8.1.

            8.3 Registration and Selling Expenses. (a) All expenses incurred by the Company in connection with the Company's performance of or compliance with this Section 8, including, without limitation (i) all registration and filing fees (including all expenses incident to filing with the National Association of Securities Dealers, Inc.), (ii) blue sky fees and expenses, (iii) all necessary printing and duplicating expenses, (iv) all fees and disbursements of counsel and accountants retained by the Company (including the expenses of any audit of financial statements) and (v) a single counsel retained by the Purchasers; provided that the Company shall not be required to pay for the costs of any in-house counsel and the amount of any fees for outside counsel shall be offset against the $10,000 cap described in Section 11.2 (all such expenses being called "Registration Expenses"), will be paid by the Company except as otherwise expressly provided in this Section 8.3.

            (b) The Company will, in any event, in connection with any registration statement, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal, accounting or other duties in connection therewith and expenses of audits of year-end financial statements), the expense of liability insurance and the expenses and fees for listing the securities to be registered on one or more securities exchanges or automated over-the-counter trading systems on which similar securities issued by the Company are then listed.

            (c) Nothing in this Agreement shall be construed to prevent any Holder or Holders of Registrable Securities from retaining such counsel as they shall choose at their own expense.

            8.4. Other Public Sales and Registrations. The Company agrees that it will not, on its own behalf, file or cause to become effective any other registration of any of its securities under the Securities Act or otherwise effect a public sale or distribution of its securities (except pursuant to registration on Form S-8 and Form S-4 or any successor form relating to a special offering to the employees or security holders of the Company) until at least 60 days have elapsed after the effective date of the Shelf Registration Statement without the prior written consent of the Purchasers.

            8.5. Indemnification. (a) The Company shall indemnify, to the extent permitted by law, each holder of Registrable Securities, its officers and directors, if any, and each person, if any, who controls such holder within the meaning of the Securities Act, against all losses, claims, damages, liabilities and expenses (under the Securities Act or common law or otherwise) caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus (and as amended or supplemented if the Company has furnished any amendments or supplements thereto) or any preliminary prospectus, which registration statement, prospectus or preliminary prospectus shall be prepared in connection with the registration contemplated by this
Section 8, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by any untrue statement or alleged untrue statement contained in or by any omission or alleged omission from information furnished in writing by such holder to the Company in connection with the registration contemplated by this Section 8, provided the Company will not be liable pursuant to this Section 8.5 if such losses, claims, damages, liabilities or expenses have been caused by any selling security holder's failure to deliver a copy of the registration statement or prospectus, or any amendments or supplements thereto, after the Company has furnished such holder with the number of copies required by Section 8.2(c).

            (b) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information as is reasonably requested by the Company for use in any such registration statement or prospectus and shall severally, but not jointly, indemnify, to the extent permitted by law, the Company, its directors and officers and each person, if any, who controls the Company within the meaning of the Securities Act, against any losses, claims, damages, liabilities and expenses resulting from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in the registration statement or prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein not misleading, but only to the extent such losses, claims, damages, liabilities or expenses are caused by an untrue statement or alleged untrue statement contained in or by an omission or alleged omission from information so furnished in writing by such holder in connection with the registration contemplated by this Section 8. If the offering pursuant to any such registration is made through underwriters, each such holder agrees to enter into an underwriting agreement in customary form with such underwriters and to indemnify such underwriters, their officers and directors, if any, and each person who controls such underwriters within the meaning of the Securities Act to the same extent as hereinabove provided with respect to indemnification by such holder of the Company.

            (c) Promptly after receipt by an indemnified party under Section 8.5
(a) or (b) of notice of the commencement of any action or proceeding, such indemnified party will, if a claim in respect thereof is made against the indemnifying party under such Section, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under such Section. In case any such action or proceeding is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it wishes, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel approved by such indemnified party (such approval not to be unreasonably withheld), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under such Section for any legal or any other expenses subsequently incurred by such indemnified party in connection with the defense thereof (other than reasonable costs of investigation) unless incurred at the written request of the indemnifying party. Notwithstanding the above, the indemnified party will have the right to employ counsel of its own choice in any such action or proceeding if the indemnified party has reasonably concluded that there may be defenses available to it which are different from or additional to those of the indemnifying party, or counsel to the indemnified party is of the opinion that it would not be desirable for the same counsel to represent both the indemnifying party and the indemnified party because such representation might result in a conflict of interest (in either of which cases the indemnifying party will not have the right to assume the defense of any such action or proceeding on behalf of the indemnified party or parties and such legal and other expenses will be borne by the indemnifying party). An indemnifying party will not be liable to any indemnified party for any settlement of any such action or proceeding effected without the consent of such indemnifying party.

            (d) If the indemnification provided for in Section 8.5(a) or (b) is unavailable under applicable law to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the Holders on the other in connection with the statements or omissions which resulted in such losses, claims, damages, or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the Holders on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company or by the Holders and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages and liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 8.5(c), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

            (e) Promptly after receipt by the Company or any holder of Securities of notice of the commencement of any action or proceeding, such party will, if a claim for contribution in respect thereof is to be made against another party (the "contributing party"), notify the contributing party of the commencement thereof; but the omission so to notify the contributing party will not relieve it from any liability which it may have to any other party other than for contribution under this Agreement. In case any such action, suit, or proceeding is brought against any party, and such party notifies a contributing party of the commencement thereof, the contributing party will be entitled to participate therein with the notifying party and any other contributing party similarly notified.

            8.6. Additional Common Stock Issuable Upon Delay of Registration and Other Events. (a) Except to the extent any delay is due to the failure of a Holder to reasonably cooperate in providing to the Company such information as shall be reasonably requested by the Company in writing for use in the Shelf Registration Statement, if the Shelf Registration Statement is not filed with the SEC within 60 days following the Closing Date (the "Outside Target Date"), the Company shall immediately declare, issue and pay for no additional consideration to each Holder additional shares of Common Stock equal to one percent (1%) of the Common Stock then held by such Holder, for each 15-day period (or fraction thereof) after the Outside Target Date that the Registration Statement remains unfiled.

            (b) All shares of Common Stock issuable pursuant to this Section 8.6 shall be duly authorized, fully paid and nonassessable shares of Common Stock and shall be included in the Shelf Registration Statement contemplated by
Section 8.1. Such shares shall be registered in Purchasers' names or the name of the nominee(s) of Purchasers in such denominations as Purchasers shall request pursuant to instructions delivered to the Company.

            9. Certain Definitions. For the purposes of this Agreement, the following terms have the respective meanings set forth below:

            9.1. "Affiliate" means any person, corporation, firm or entity that directly or indirectly controls, is controlled by, or is under common control with the indicated person, corporation, firm or entity.

            9.2. "Common Stock" means the Company's Common Stock.

            9.3. "Generally Accepted Accounting Principles" means generally accepted accounting principles consistently applied.

            9.4. "Person" shall mean any natural person and any corporation, partnership, joint venture, limited liability company or other legal person, but shall not include any governmental entity.

            9.5. "Securities" means the Common Stock, the Warrants and the Common Stock issuable upon exercise of the Warrants.

            9.6. "Securities Act" means, as of any given time, the Securities Act of 1933, as amended, or any similar federal law then in force.

            9.7. "Exchange Act" means, as of any given time, the Securities Exchange Act of 1934, as amended, or any similar federal law then in force.

            9.8. "SEC" shall mean the United States Securities and Exchange Commission and includes any governmental body or agency succeeding to the functions thereof.

            9.9. "Subsidiary" means any person, corporation, firm or entity at least the majority of the equity securities (or equivalent interest) of which are, at the time as of which any determination is being made, owned of record or beneficially by the Company, directly or indirectly, through any Subsidiary or otherwise.

            10.1 Indemnification. (a) The Company agrees to indemnify, defend and hold Purchasers and their officers, directors, partners, employees and consultants (the "Purchasers' Indemnitees") harmless from and against any direct damages or third-party claims incurred or suffered by any of Purchasers' Indemnitees as a result of or arising out of or in connection with the Company's breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement. The Purchasers Indemnities will promptly notify the Company of any potential indemnification claim upon discovery of the facts supporting the potential claim and, if such indemnification is based on a third-party claim, allow the Company to defend, manage and resolve the matter at the Company's cost and with the indemnities' reasonable cooperation.

                  (b) The Purchasers agree to indemnify, defend and hold the Company and its officers, directors, shareholders, employees and consultants (the "Company Indemnitees") harmless from and against any direct damages or third-party claims incurred or suffered by any of Company Indemnitees as a result of or arising out of or in connection with the Purchasers' breach of any representation, warranty, covenant or agreement of the Purchasers contained in this Agreement. The Company Indemnities will promptly notify the Purchasers of any potential indemnification claim upon discovery of the facts supporting the potential claim and, if such indemnification is based on a third-party claim, allow the Purchasers to defend, manage and resolve the matter at the Purchaser's cost and with the indemnities' reasonable cooperation.

            11. Miscellaneous.

            11.1. Termination; Survival of Representations, Warranties and Covenants. Except as otherwise provided for in this Agreement all representations, warranties, covenants and agreements contained in this Agreement, or in any document, exhibit, schedule or certificate by any party delivered in connection herewith shall survive the execution and delivery of this Agreement and the Closing Dates and the consummation of the transactions contemplated hereby, regardless of any investigation made by Purchasers or on their behalf.

            11.2. Expenses. The Company shall pay all its own expenses in connection with this Agreement and the transactions contemplated herein. The Company agrees to pay promptly all out-of-pocket expenses incurred by the Purchasers in connection with the preparation and consummation of the Agreement and the transactions contemplated herein, including but not limited to legal fees and disbursements of the Purchasers' counsel in connection with the preparation and consummation of this Agreement and the transactions contemplated herein, including the legal fees (other than legal fees for in-house counsel)_and costs of negotiating and drafting any transaction documents, due diligence and any necessary regulatory filings, provided the total expenses for which the Company is responsible shall be limited to $10,000.

            11.3. Amendments and Waivers. This Agreement and the exhibits and schedules hereto set forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. This Agreement may be amended only by mutual written agreement of the Company and the Purchasers, and the Company may take any action herein prohibited or omit to take any action herein required to be performed by it, and any breach of any covenant, agreement, warranty or representation may be waived, only if the Company has obtained the written consent or waiver of a majority in interest of the Purchasers. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person under or by reason of this Agreement.

            11.4. Successors and Assigns. This Agreement may not be assigned by the Company except with the prior written consent of the Purchasers. This Agreement shall be binding upon and inure to the benefit of the Company and its permitted successors and assigns and Purchasers and their successors and assigns. The provisions hereof which are for Purchasers' benefit as purchasers or holders of the Common Stock are also for the benefit of, and enforceable by, any subsequent holder of such Common Stock as a result of a private transfer.

            11.5. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given personally or when mailed by certified or registered mail, return receipt requested and postage prepaid, and addressed to the addresses of the respective parties set forth below or to such changed addresses as such parties may have fixed by notice; provided, however, that any notice of change of address shall be effective only upon receipt:

                  If to the Company:
                  Flemington Pharmaceuticals, Inc.
                  31 State Highway 12
                  Flemington NJ 08822
                  Attn: Dr. Harry Dugger

                  With a Copy (which shall not constitute notice) to:

                  [__________]

                  If to the Purchasers:

                  [__________]

            11.6. Governing Law; Consent to Jurisdiction. The validity, performance, construction and effect of this Agreement shall be governed by those laws of the State of Delaware. The parties hereto irrevocably consent to the jurisdiction of the courts of the State of Delaware and of any federal court located in such State in connection with any action or proceeding arising out of or relating to this Agreement, any document or instrument delivered pursuant to, in connection with or simultaneously with this Agreement, or a breach of this Agreement or any such document or instrument.

            11.7. Counterparts. This Agreement may be executed in any number of counterparts and, notwithstanding that any of the parties did not execute the same counterpart, each of such counterparts shall, for all purposes, be deemed an original, and all such counterparts shall constitute one and the same instrument binding on all of the parties thereto.

            11.8. Headings. The headings of the Sections are inserted as a matter of convenience and for reference only and in no way define, limit or describe the scope of this Agreement or the meaning of any provision hereof.

            11.9. Severability. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless the provision held invalid shall substantially impair the benefit of the remaining portion of this Agreement.

            11.10. Freedom of Action. The Purchasers and their Affiliates shall have no obligation to the Company to refrain from (i) engaging in the same or similar activities or lines of business as the Company or develop or market any products, services or technologies that does or may in the future compete, directly or indirectly, with those of the Company, (ii) investing or owning any interest publicly or privately in, or develop a business relationship with, any corporation, partnership or other person or entity engaged in the same or similar activities or lines or business as, or otherwise in competition with, the Company or (iii) doing business with any client, collaborator, licensor, consultant, vendor or customer of the Company. It is agreed and understood that the preceding sentence shall not limit the obligations to the Company under applicable law of any person acting as a director of the Company, nor shall it limit the obligations of the Purchasers or their Affiliates under this Agreement or any other agreement with the Company.

            11.11. Exculpation Among Purchasers. Each Purchaser acknowledges and agrees that it is not relying upon any other Purchaser, or any officer, director, employee partner or affiliate of any such other Purchaser, in making its investment or decision to invest in the Company or in monitoring such investment. Each Purchaser agrees that no Purchaser nor any controlling person, officer, director, stockholder, partner, agent or employee of any Purchaser shall be liable for any action heretofore or hereafter taken or omitted to be taken by any of them relating to or in connection with the Company or the securities, or both.

            11.12. Actions by Purchasers. Except as set forth in paragraph 7.22, above, any actions permitted to be taken by holders or Purchasers of Common Stock and any consents required to be obtained from the same under this Agreement, may be taken or given only by, in the case of consents or actions requiring approval of a Purchaser, by the applicable Purchaser, and in all other cases, except to the extent inconsistent with any explicit provision of this Agreement, only by holders of a majority in interest of the Common Stock.

            IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

FLEMINGTON PHARMACEUTICAL                LINDSAY A. ROSENWALD, M.D.
CORPORATION


By: ________________________________         By_________________________________
Name:                                        Name:  Lindsay A. Rosenwald, M.D.
Title:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN EXEMPTION THEREFROM. ANY SUCH TRANSFER MAY ALSO BE SUBJECT TO APPLICABLE STATE SECURITIES LAWS.

                      FLEMINGTON PHARMACEUTICAL CORPORATION

               Warrant for the Purchase of Shares of Common Stock

No.                                                            __________ Shares

            FOR VALUE RECEIVED, Flemington Pharmaceutical Corporation, a Delaware corporation (the "Company"), hereby certifies that ___________or its registered assigns (the "Holder") is entitled to purchase from the Company, subject to the provisions of this Warrant (the "Warrant"), at any time commencing upon the date hereof (the "Initial Exercise Date"), and prior to 5:00 P.M., New York City time, on the date which is seven (7) years from the date hereof (the "Termination Date"), _______ fully paid and non-assessable shares of the common stock, $.001 par value, of the Company ("Common Stock"), at an initial exercise price of $0.75 per share of Common Stock for an aggregate exercise price of ______________ (the aggregate purchase price payable for the Warrant Shares hereunder is hereinafter sometimes referred to as the "Aggregate Exercise Price"). The number of shares of Common Stock to be received upon exercise of this Warrant and the price to be paid for each share of Common Stock is subject to possible adjustment from time to time as hereinafter set forth. The shares of Common Stock or other securities or property deliverable upon such exercise as adjusted from time to time is hereinafter sometimes referred to as the "Warrant Shares." The exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the "Per Share Exercise Price." The Per Share Exercise Price is subject to adjustment as hereinafter provided; in the event of any such adjustment, the number of Warrant Shares shall be adjusted by dividing the Aggregate Exercise Price by the Per Share Exercise Price in effect immediately after such adjustment. The Aggregate Exercise Price is not subject to adjustment.

            1. Exercise of Warrant.

            (a) The Holder may exercise this Warrant in whole or in part, at any time commencing upon the Exercise Date and prior to the Termination Date as follows:

                  (i) by presentation and surrender of this Warrant (with the subscription form at the end hereof duly executed) at the address set forth in Subsection 8(a) hereof, together with payment, by certified or official bank check payable to the order of the Company, of the Aggregate Exercise Price or the proportionate part thereof if exercised in part.

                  (ii) by the surrender of this Warrant (with the cashless exercise form at the end hereof duly executed) (a "Cashless Exercise") at the address set forth in Section 8(a) hereof. Such presentation and surrender shall be deemed a waiver of the Holder's obligation to pay the Aggregate Exercise Price, or the proportionate part thereof if this Warrant is exercised in part. In the event of a Cashless Exercise, the Holder shall exchange its Warrant for that number of Warrant Shares subject to such Cashless Exercise multiplied by a fraction, the numerator of which shall be the difference between (A) the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing sale price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share sale price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined in good faith by the Board of Directors (the "Current Market Price") and (B) the Per Share Exercise Price, and the denominator of which shall be the then Current Market Price. For purposes of any computation under this Section 1(a), the then Current Market Price shall be based on the trading day immediately prior to the Cashless Exercise.

            (b) If this Warrant is exercised in part only, the Company shall, upon presentation of this Warrant upon such exercise, execute and deliver (along with the certificate for the Warrant Shares purchased) a new Warrant evidencing the rights of the Holder hereof to purchase the balance of the Warrant Shares purchasable hereunder upon the same terms and conditions as herein set forth. Upon proper exercise of this Warrant, the Company promptly shall deliver certificates for the Warrant Shares to the Holder duly legended as authorized by the subscription form. No fractional shares or scrip representing fractional shares shall be issued upon exercise of this Warrant; provided that the Company shall pay to the holders of the Warrant cash in lieu of such fractional shares.

            2. Reservation of Warrant Shares; Fully Paid Shares; Taxes. The Company hereby represents that it has, and until expiration of this Warrant agrees that it shall, reserve for issuance or delivery upon exercise of this Warrant, such number of shares of the Common Stock as shall be required for issuance and/or delivery upon exercise of this Warrant in full, and agrees that all Warrant Shares so issued and/or delivered will be validly issued, fully paid and non-assessable, and further agrees to pay all taxes and charges that may be imposed upon such issuance and/or delivery.

            3. Protection Against Dilution.

            (a) In the event the Company shall, at any time or from time to time after the date of issuance of this Warrant, issue or distribute to all of the holders of its shares of Common Stock evidence of its indebtedness, any other securities of the Company or any cash, property or other assets (any such event being herein called a "Special Dividend"), the Per Share Exercise Price shall be adjusted by multiplying the Per Share Exercise Price then in effect by a fraction, the numerator of which shall be the then Current Market Price (as defined in paragraph 3(k) below) of the Common Stock, less the Current Market Price of the Special Dividend issued or distributed in respect of one share of Common Stock, and the denominator of which shall be the Current Market Price of the Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

            (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of capital stock of the Company, the Per Share Exercise Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Exercise Price and the denominator of which shall be the number of shares of Common Stock or other capital stock of the Company issuable upon exercise of this Warrant assuming this Warrant had been exercised immediately prior to such action. An adjustment made pursuant to this subsection 3(b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

            (c)(i) Except as provided in subsections 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such securities plus the consideration, if any, payable to the Company upon exercise or conversion thereof (collectively, the "Total Consideration") by (ii) the number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities) which is less than the then Current Market Price of the Common Stock (as defined below) but not below the current Per Share Exercise Price (which event is governed by subsection 3(c)(ii)), the Per Share Exercise Price shall be adjusted as of the date of such issuance or sale by multiplying the Per Share Exercise

Price then in effect by a fraction, the numerator of which shall be (x) the sum of (A) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus (B) the Total Consideration divided by the Current Market Price of the Common Stock, and the denominator of which shall be (y) the number of shares of Common Stock outstanding on the record date of such issuance or sale plus the maximum number of additional shares of Common Stock issued, sold or issuable upon exercise or conversion of such securities.

            (c)(ii) Except as provided in subsection 3(a) and 3(b)(i), in the event the Company shall hereafter issue or sell any Common Stock, any securities convertible into Common Stock or any rights, options or warrants to purchase Common Stock or securities convertible into Common Stock, in each case for a price per share or entitling the holders thereof to purchase Common Stock at a price per share (the "Issue Price"), (determined by dividing (i) the Total Consideration by (ii) the number of additional shares of Common Stock issuable upon exercise or conversion of such securities) which is less than the then current Per Share Exercise Price in effect on the record date of such issuance, the Per Share Exercise Price shall be adjusted to equal the Issue Price.

            (d) In the event of any capital reorganization or reclassification, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder of this Warrant shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder of this Warrant to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant. The above provisions of this subsection 3(e) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of this Warrant shall be responsible for all of the agreements and obligations of the Company hereunder. Notice of any such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holders of the Warrants not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

            (e) In case any event shall occur as to which the other provisions of this Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants may appoint a firm of independent public accountants of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants shall be borne by the Company.

            (f) Whenever the Per Share Exercise Price payable upon exercise of each Warrant is adjusted pursuant to this Section 3, the number of shares of Common Stock underlying a Warrant shall simultaneously be adjusted to equal the number obtained by dividing the Aggregate Exercise Price by the adjusted Per Share Exercise Price.

            (g) No adjustment in the Per Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.005 per share of Common Stock; provided, however, that any adjustments which by reason of this subsection 3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 3 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be. Anything in this Section 3 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Per Share Exercise Price, in addition to those required by this Section 3, as it in its discretion shall deem to be advisable in order that any stock dividend, subdivision of shares or distribution of rights to purchase stock or securities convertible or exchangeable for stock hereafter made by the Company to its stockholders shall not be taxable.

            (h) Whenever the Per Share Exercise Price is adjusted as provided in this Section 3 and upon any modification of the rights of a Holder of Warrants in accordance with this Section 3, the Company shall promptly obtain, at its expense, a certificate of a firm of independent public accountants of recognized standing selected by the Board of Directors (who may be the regular auditors of the Company) setting forth the Per Share Exercise Price and the number of Warrant Shares after such adjustment or the effect of such modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause copies of such certificate to be mailed to the Holders of the Warrants.

            (i) If the Board of Directors of the Company shall declare any dividend or other distribution with respect to the Common Stock, the Company shall mail notice thereof to the Holders of the Warrants not less than 30 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

            (j) If, as a result of an adjustment made pursuant to this Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to the Holder of any Warrant promptly after such adjustment) shall determine the allocation of the adjusted Per Share Exercise Price between or among shares or such classes of capital stock or shares of Common Stock and other capital stock.

            (k) For the purpose of any computation under Section 3 above, the then Current Market Price per share (the "Current Market Price") shall be deemed to be the last sale price of the Common Stock on the trading day prior to such date or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the representative closing bid price of the Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ"), or other similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, the high per share bid price for the Common Stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or if not so available, the fair market value of the Common Stock as determined by agreement between the Company's Board of Directors, on the one part, and the Holders of Warrants representing the right to purchase a majority of the Warrant Shares subject to all outstanding Warrants, on the second part. If the Board of Directors and such Holders fail to agree on the Current Market Price within 60 days of the date of the action giving rise to any adjustment pursuant to this Section 3, such Holders shall be entitled to appoint a firm of independent public accountants or appraisers of recognized national standing reasonably acceptable to the Company, which shall give their opinion as to such Current Market Price on a basis consistent with the essential intent and principles established herein. Upon receipt of such opinion, the Company will promptly mail a copy thereof to the Holder of this Warrant and shall make the adjustments described therein. The fees and expenses of such independent public accountants or appraisers shall be borne by the Company.

            4. Registration Under Securities Act of 1933. The resale of the Warrant Shares shall be registered on the Shelf Registration Statement (as defined in Article 8 of the Common Stock and Warrant Purchase Agreement (the "Purchase Agreement") dated as of December __, 2001, and certain purchasers and the Holder of this Warrant shall have the registration rights as provided in Article 8 of the Purchase Agreement. If the Holder is not a party to the Purchase Agreement, by acceptance of this Warrant the Holder agrees to comply with provisions of
Article 8 of the Purchase Agreement to the same extent as if it were a party thereto.

            5. Limited Transferability. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Act and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose. The Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants. All Warrants issued upon the transfer or assignment of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

            6. Loss, etc., of Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

            7. Status of Holder. This Warrant does not confer upon the Holder any right to vote or to consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder, prior to the exercise hereof.

            8. Notices. No notice or other communication under this Warrant shall be effective unless, but any notice or other communication shall be effective and shall be deemed to have been given if, the same is in writing and is mailed by first-class mail, postage prepaid, to the address set forth in
Section 11.5 of the Purchase Agreement.

            9. Headings. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

            10. Applicable Law. This Warrant shall be governed by and construed in accordance with the law of the State of Delaware without giving effect to principles of conflicts of law thereof.

            IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its Chief Executive Officer and its corporate seal to be hereunto affixed and attested by its Secretary this December __, 2001

                                       FLEMINGTON PHARMACEUTICAL
                                       CORPORATION


                                       By:______________________________________
                                       Name:
                                       Title:

ATTEST:


_____________________________
        Secretary

[Corporate Seal]

SUBSCRIPTION

The undersigned, ____________________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exercise the within Warrant to the extent of purchasing _____________________ shares of Common Stock thereunder and hereby makes payment of $_______________ by certified or official bank check in payment of the exercise price therefor.

Dated:_____________         Signature:____________________

                                        Address:_____________________

                                   ASSIGNMENT

FOR VALUE RECEIVED _______________________________________ hereby sells, assigns and transfers unto _____________________________________ the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________________, attorney, to transfer said Warrant on the books of Flemington Pharmaceutical Corporation.

Dated:_____________         Signature:____________________

                                        Address:_____________________

                                CASHLESS EXERCISE

      The undersigned ___________________, pursuant to the provisions of the foregoing Warrant, hereby elects to exchange its Warrant for ___________________ shares of Common Stock, par value $.001 per share, of Flemington Pharmaceutical Corporation, pursuant to the Cashless Exercise provisions of the Warrant.

Dated:_____________         Signature:____________________

                                        Address:_____________________

                               PARTIAL ASSIGNMENT

      FOR VALUE RECEIVED __________________________ hereby assigns and transfers unto _________________________ the right to purchase __________ shares of the Common Stock, no par value per share, of Flemington Pharmaceutical Corporation. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint __________________________, attorney, to transfer that part of said Warrant on the books of the Company.

Dated:_____________         Signature:____________________

                                        Address:_____________________